EXHIBIT 99.1

News Release dated September 17, 2020, Suncor Energy re-certified at Gold level in CCAB’s Progressive Aboriginal Relations program

News Release

FOR IMMEDIATE RELEASE

All financial figures are in Canadian dollars

Suncor Energy re-certified at Gold level in CCAB’s Progressive Aboriginal Relations program

Calgary, Alberta (Sept. 17, 2020) – Suncor today announced it has been re-certified at gold-level in the Progressive Aboriginal Relations (PAR) program from the Canadian Council for Aboriginal Business (CCAB). The award was presented at the CCAB’s virtual Business Recovery Forum, where Suncor was recognized for its continued commitment to collaboration with Indigenous Peoples in Canada.

“We are committed to learn about our shared history and seek collaboration and partnerships with Indigenous Peoples,” said Mark Little, president and chief executive officer, Suncor. “We’re honoured to be recognized for our work to date and inspired to continue on a journey of reconciliation.”

“Suncor’s dedication to Indigenous prosperity and strong mutually-beneficial relationships is inspiring,” said Tabatha Bull, president and chief executive officer, Canadian Council for Aboriginal Business. “Through their commitment to Indigenous procurement, they have contributed billions of dollars to the Indigenous economy.”

Since receiving gold-level accreditation in 2017, Suncor has worked to address CCAB’s recommendations and has furthered best practices across the organization. Examples of this progress include: creating a virtual Indigenous Learning Space, which provides opportunities for all employees to further their learning; and evolving the company’s Indigenous Student Program and Journeys, an Indigenous employee resource group.

Since 1999, Suncor has spent $6 billion with Indigenous businesses, with $836 million spent in 2019 alone, representing 8% of our total supply chain spend across the company. For comparison, Suncor spent $830 million in technology development and deployment and digital technologies in 2019. The company now has 49 Petro-Canada retail and wholesale marketing arrangements with Indigenous communities across the country.

PAR is a certification program that confirms corporate performance in Aboriginal relations. Using an online management and reporting tool, the program supports participants’ efforts towards progressive improvement and commitment to prosperity in Indigenous communities. CCAB member companies in the PAR certification program build a framework that enables them to achieve certification in Aboriginal relations at the bronze, silver, or gold level. As a premier corporate social responsibility program, a high level of assurance is provided through an independent, third-party verification process of company reports on measurable outcomes and initiatives in four performance areas: Leadership Actions, Employment, Business development, and Community Relationships. These verified reports are then reviewed by an independent jury of Aboriginal business leaders who assign the final certification level.

Suncor Energy is Canada's leading integrated energy company. Suncor's operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

Suncor works with Indigenous communities across Canada to increase their participation in energy development. One of the ways is through business development opportunities. Suncor has partnered with Fort McKay and Mikisew Cree First Nations on the East Tank Farm Development and with Aamjiwnaang First Nation on Adelaide wind project. Suncor is also an equity partner in PetroNor, a James Bay Cree wholesale distributer and has marketing arrangements with 48 Petro-Canada branded gas stations owned by First Nations.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @Suncor or together.suncor.com

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